Exhibit 16

May 18, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We have read Item 4 of Form 8-K dated May 11, 2004, of Dendrite International, Inc. and are in agreement with the statements contained in the first sentence of paragraph 1, paragraphs 2, 3, 4, 5 and the first sentence of paragraph 6 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP